SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002.

PROTHERICS PLC
(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X          Form 40-F ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ______       No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-______.

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange in December 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: January 13, 2003	By: /s/ Barrington M. Riley Barrington M. Riley Finance Director

3 December 2002

PROTHERICS PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

Protherics plc, the UK biopharmaceutical company, today announces interim results for the six months to 30 September 2002. Protherics also announces the launch of its BSE testing technology in Germany.

Highlights

•	Turnover from continuing operations increased by £0.5 million over the same period last year to £5.3 million, driven by:

•	continuing strong sales of CroFab™ and DigiFab™.

•	revenues from BSE test, now marketed internationally.

•	Gross profit on continuing operations before exceptional items up 68% over the same period last year to £2.0 million.

•	R&D expenditure increased to further the development of Angiotensin vaccine following successful early Phase II trials.

•	Balance Sheet strength maintained. Cash in hand £5.4 million and net assets of £9.3 million.

•	Healthy order book following increased demand for CroFab™ and DigiFab™.

Commenting on the results, Stuart Wallis, Chairman, said:

“Protherics now has a strong balance sheet, good revenue streams following two FDA approvals, and a healthy pipeline of products under development. The company has strengthened the management team with the appointment of an experienced Business Development Director and is actively pursuing partners with which to complete late-stage clinical developments from our R&D pipeline. We are now well on the way to reaching our goal of becoming a self-sustaining biopharmaceutical business.”

INTERIM STATEMENT

The excellent progress made by Protherics last year has been maintained with a positive first half, underlining the Group’s transformation into a focused immunotherapeutics business. Turnover from continuing operations in the first six months to 30 September 2002 was £5.3 million, an increase of 10.5% over the same period last year, driven by the continuing success of our two FDA-approved products, CroFab™ and DigiFab™, and the revenues from our BSE test.

Cost of sales for continuing operations, before exceptionals, fell significantly as a result of our focus on increasing manufacturing efficiencies in our own plant in Wales. This contributed to a 68% increase in Gross Profit over the prior period, which allowed us to significantly increase R&D expenditure while still slightly reducing our operating loss.

As we outlined at the time of the AGM, we expect the second half of the year to be stronger than the first, and a healthy order book gives us confidence in meeting our targets.

Marketed Products

Sales of CroFab™ were £3.9 million, recovering strongly from the brief interruption to supply at the end of last year. Production capacity has now been increased significantly in order to fulfil increased demand from physicians, as CroFab™ is being administered earlier, more often and in milder snakebites than the previous product. This has expanded the market opportunity for rattlesnake antivenin in the US to an estimated $75 million per annum. Meeting the demand for human use remains our priority and we will ensure this need is met in full before introducing CroVet, the veterinary treatment for animals bitten by rattlesnakes.

Sales of DigiFab™ were £0.6 million in the first 6 month period since its introduction into the US market in February 2002. In the US market, DigiFab™ offers a significant price advantage over the only competitive product on the market, DigiBind®, for the treatment of Digoxin overdose. We also have a market in Sri Lanka where DigiFab™ offers a highly effective treatment for Oleander poisoning.

BSE test launched in Germany

BSE is now recognised as a global problem and testing is now mandatory in Europe for all carcasses of cattle aged over 30 months entering the food chain. The BSE test, developed by Enfer Scientific Limited using technology licensed by Protherics, has recently been launched in Germany by Abbott Diagnostics, Enfer’s distributor outside of Ireland, and take-up is expected to be significant. Further international launches of the test are expected to follow. We are beginning to see an increase in revenues from the BSE test in Europe, which have compensated for a decline in the Irish market. Revenues in the half year and prior period were £0.6 million.

R&D pipeline

Our Angiotensin Vaccine for the treatment of high blood pressure has successfully completed early stage II trials. These trials clearly indicate that our vaccine is effective at inducing antibodies against angiotensin, an important hormone target for the treatment of hypertension. The continued development of this vaccine, targeted at the largest single pharmaceutical market worth more than US $30 billion, is a priority and accounted for most of the increase in R&D expenditure. The next stage is to complete trials aimed at reformulating the vaccine ahead of a much larger proof of principle trial, to determine the effect on blood pressure in patients with hypertension.

CytoFab™ is indicated for the treatment of sepsis, a condition affecting 750,000 people in the US every year. The results of our Phase IIb trial showed that CytoFab™ shortens treatment times in intensive care and we are actively seeking the right partner to commence a much larger Phase III programme.

Protherics has two other significant research projects underway. The most advanced is a vaccine designed to slow the spread of primary cancer. The vaccine works by targeting Vascular Epithelial Growth Factor (VEGF) which is involved in angiogenesis, the development and spread of new blood vessels. Angiogenesis has been implicated as an important factor in the spread and growth of secondary cancers. Patents were filed in June to protect our interest in the immunogens used in this vaccine development. The second project is a vaccine aimed at preventing kidney failure.

Operations

We continue to seek partners to complete the development of CytoFab™ and Angiotensin Vaccine, in addition to other collaborative efforts. The appointment, in June, of Dr Ian Scoular as Business Development Director greatly strengthens our capability in this area.

Our FDA approved manufacturing facility in Wales provides a strong competitive advantage to Protherics. In recent months we have concentrated on increasing our manufacturing capacity to keep pace with anticipated demand while continuing to focus on manufacturing efficiency in order to control costs to the benefit of our margins.

At the start of the current financial year, a batch of CroFab™ yielded under 2000 vials of product. This has now been increased to 3200, and by the end of the year is planned to be over 4000. As part of our ongoing risk management process, we are working hard with the FDA on qualifying a second filling and freeze-drying contractor.

Finance

The operating loss for the period before exceptional items and discontinued operations was £1.2 million, slightly ahead of the £1.3 million recorded in the corresponding 6 months to 30 September 2001. This is despite the increase in research and development expenditure to £1.1 million against the prior period figure of £0.6 million for continuing operations. Loss for the period before and after taxation was £1.2 million. In the corresponding period to 30 September 2001, a profit before and after taxation, before exceptionals of £3.7 million was generated. This included a profit of £5.0 million on the sale of the Computer Aided Molecular Design (CAMD) division.

Net cash outflow from operating activities was £0.6 million in the half year, down from £1.5 million in the corresponding 6 month period.

Cash balances at 30 September 2002 were £5.4 million as against £6.2 million at 31 March 2002. We plan to use some of our cash resources to increase production at our manufacturing facilities to meet orders in hand. Stocks have increased from £4.0 million to £4.9 million at 30 September 2002 reflecting the increasing production. The increase in creditors due within one year from £6.2 million at 31 March 2002 to £7.4 million, represents cash advanced against increased orders, placed by our U.S. distributors, Altana. Net assets remain strong, at £9.3 million, against £10.1 million at 31 March 2002.

Since September we have announced the redemption of the remaining Convertible Debentures option, removing an element of uncertainty for investors.

Protherics now has a strong balance sheet, good revenue streams following two FDA approvals, and a healthy pipeline of products under development. The company has strengthened the management team with the appointment of an experienced Business Development Director and is actively pursuing partners with which to complete late-stage clinical developments from our R&D pipeline. We are now well on the way to reaching our goal of becoming a self-sustaining biopharmaceutical business.

For further information contact:

Protherics PLC		+44 (0) 20 7268 9950
Andrew Heath	Chief Executive	mobile 07768 256595
Barry Riley	Finance Director	mobile 07770 714796
The Maitland Consultancy		+44 (0) 20 7379 5151
Brian Hudspith
Simone Cheetham

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics is an international biopharmaceutical company, whose platform technology is the development and production of immunotherapeutics.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange.

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

PROTHERICS PLC
CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)
FOR THE SIX MONTHS ENDED SEPTEMBER 2002

	Six months ended 30		Six months ended 30 September 2001			Twelve months ended 31 March 2002
	September 2002				Operations			Operations
				Exceptional	before		Exceptional	before
				items	exceptional		items	exceptional
	Notes	Total	Total	(note 3)	items	Total	(note 3)	items
		£'000	£'000	£'000	£'000	£'000	£'000	£'000
Turnover
Continuing operations		5,259	4,761	—	4,761	6,961	—	6,961
Discontinued operations		—	963	—	963	963	—	963

		5,259	5,724	—	5,724	7,924	—	7,924

Cost of sales
Continuing operations		(3,285)	(2,225)	1,361	(3,586)	(4,649)	—	(4,649)
Discontinued operations		—	—	—	—	—	—	—

		(3,285)	(2,225)	1,361	(3,586)	(4,649)	—	(4,649)

Gross profit
Continuing operations		1,974	2,536	1,361	1,175	2,312	—	2,312
Discontinued operations		—	963	—	963	963	—	963

		1,974	3,499	1,361	2,138	3,275	—	3,275

Administration expenses
Research and development
Continuing operations		(1,089)	(544)	—	(544)	(295)	674	(969)
Discontinued operations		—	(588)	—	(588)	(588)	—	(588)

		(1,089)	(1,132)	—	(1,132)	(883)	674	(1,557)

Other administration expenses
Continuing operations		(2,050)	(1,911)	—	(1,911)	(4,182)	—	(4,182)
Discontinued operations		—	(312)	—	(312)	(312)	—	(312)

		(2,050)	(2,223)	—	(2,223)	(4,494)	—	(4,494)

		(3,139)	(3,355)	—	(3,355)	(5,377)	674	(6,051)

Operating (loss)/profit
Continuing operations		(1,165)	81	1,361	(1,280)	(2,165)	674	(2,839)
Discontinued operations		—	63	—	63	63	—	63

		(1,165)	144	1,361	(1,217)	(2,102)	674	(2,776)
Profit on sale of discontinued operations	4	—	5,032	—	5,032	5,032	—	5,032

(Loss)/profit on ordinary activities before interest		(1,165)	5,176	1,361	3,815	2,930	674	2,256
Interest receivable		59	57			139
Interest payable		(46)	(132)			(202)

(Loss)/profit on ordinary activities before taxation		(1,152)	5,101			2,867
Taxation for the period		—	—			—
Loss/profit on ordinary activities after taxation		(1,152)	5,101			2,867

Basic (loss)/earnings per share (pence)	2	(0.61)	2.93			1.61
Fully diluted earnings/(loss) per share	2	—	2.80			—

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

	Six months ended 30	Six months ended 30	Twelve months ended
	September 2002	September 2001	31 March 2002
	£'000	£'000	£'000
(Loss)/profit for the period	(1,152)	5,101	2,867
Currency translation differences on foreign currency equity investments	298	(159)	18

Total recognised (losses)/gains in the period	(854)	4,942	2,885

CONSOLIDATED BALANCED SHEET (UNAUDITED)
at 30 September 2002

	Notes	Six months ended 30	Six months ended 30	Twelve months ended
		September 2002	September 2001	31 March 2002
		£'000	£'000	£'000
Fixed assets
Intangible fixed assets		940	—	1,004
Tangible fixed assets		4,275	4,080	4,264

		5,215	4,080	5,268

Current assets
Investments		—	824	—
Stocks		4,939	2,957	3,979
Debtors		2,012	4,310	1,972
Cash at bank		5,369	4,346	6,211

		12,320	12,437	12,162
Creditors – amounts falling due within one year		(7,422)	(2,743)	(6,183)

Net current assets		4,898	9,694	5,979

Total assets less current liabilities		10,113	13,774	11,247
Creditors – amounts falling due after more than one year 4% Convertible debentures		—	(3,056)	—
Other		(826)	(1,805)	(1,106)

		(826)	(4,861)	(1,106)

Net assets		9,287	8,913	10,141

Capital and reserves
Called up equity share capital		3,765	3,485	3,765
Share premium account		63,350	60,345	63,350
Other reserves		51,163	51,163	51,163
Profit and loss account		(108,991)	(106,080)	(108,137)

Equity shareholders’ funds		9,287	8,913	10,141

RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS’ FUNDS (UNAUDITED)

	30 September	31 March
	2002	2002
	£'000	£'000
(Loss)/profit for the financial period	(1,152)	2,867
Currency translation differences on foreign currency net investments	298	18
Issues of shares, net	—	3,285

Net (reduction)/increase in shareholders’ funds	(854)	6,170
Opening equity shareholders’ funds	10,141	3,971

Closing equity shareholders’ funds	9,287	10,141

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
For the six months ended 30 September 2002

	6 months to 30		6 months to 30		12 months to 31
	September 2002		September 2001		March 2002
	£'000	£'000	£'000	£'000	£'000	£'000
Net cash outflow from operating activities		(566)		(1,482)		(1,635)
Net cash inflow/(outflow) from returns on investments and servicing of finance		14		(39)		25
Net cash inflow from taxation		582		—		—
Net cash outflow from capital expenditure and financial investment		(509)		(386)		(792)
Net cash inflow from acquisitions and disposals		—		3,537		5,823

Net cash (outflow)/inflow before management of liquid resources and financing		(479)		1,630		3,421
Net cash (outflow)/inflow from management of liquid resources		—		(831)		1,686
Financing
Issue of share capital, net	—		—		(2)
Payment on notes payable and finance leases	(379)		(430)		(420)
Loans taken out	16		—		—
Net cash (outflow)/inflow from financing		(363)		(430)		(422)

(Decrease)/increase in cash		(842)		369		4,685

RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES (UNAUDITED)

	Six months ended 30	Six months ended 30	Twelve months ended
	September 2002	September 2001	31 March 2002
	£'000	£'000	£'000
Operating (loss)/profit	(1,165)	144	(2,102)
Depreciation and amortisation	471	476	958
Loss on disposal of tangible fixed assets	7	30	16
Movement in stocks	(948)	(1,261)	(2,295)
Movement in debtors and creditors	1,069	(1,129)	1,821
Profit on sale of current asset investments	—	—	(33)
Amounts written off investments	—	258	—

Net cash outflow from operating activities	(566)	(1,482)	(1,635)

NOTES TO THE INTERIM STATEMENTS

1.	The interim financial statements, which have been approved by the directors, have been prepared on the basis of the accounting policies set out in the Group’s 2002 financial statements. The interim financial statements are unaudited and do not constitute full financial information as defined in Section 240 of the Companies Act 1985 (as amended). The comparative figures for the year ended 31 March 2002 and the six months ended 30 September 2001 do not comprise full financial statements. The comparative figures for the year ended 31 March 2002 have been abridged from the full Group accounts for the year ended on that date, on which the auditors gave an unqualified report. The 2002 accounts have been delivered to the Registrar of Companies.

2.	(Loss)/earnings per share for the six months ended 30 September 2002 is based on attributable losses of £1,152,000 (2001 : profit of £5,101,000) and on the weighted average number of shares in issue during the period of 188,232,913 (2001 : 174,269,050). Earnings per share for the twelve months ended 31 March 2002 is based on attributable profits of £2,867,000 and a weighted average number of shares in issue of 178,119,748. Fully diluted profit per share for the six months ended 30 September 2001 is based on attributable profits of £5,164,000 and on the weighted average number of shares in issue during the period of 184,703,440. Losses per share were anti-dilutive in the six months ended 30 September 2002 and the year ended 31 March 2002.

3.	Cost of goods relating to continuing operations for the six months to 30 September 2001 is stated after an exceptional credit of £1,361,000 relating to a re-appraisal of the costs of completion of CroFab™ stocks, following a reduction in the costs of manufacture as a result of increased production levels. This was offset in the second half of year end March 2002 by excess production costs associated with increased activity to fulfil market demand. Research and development costs relating to continuing operations for the year ended 31 March 2002 are stated after an exceptional credit of £674,000 arising from the re-instatement of stocks written off in the prior year, following FDA approval of DigiFab™ (the Group’s treatment for digoxin poisoning) in August 2001.

4.	On 16 July 2001, the Group sold its computer aided molecular design division (CAMD) to Tularik Inc. The sale realised a profit net of costs and assets transferred at book value of £5,032,000. The sale included the Group’s proprietary Prometheus software and related computer hardware, together with laboratory equipment. Existing CAMD research agreements also transferred to Tularik under the terms of the agreement.

5.	Copies of this statement are being sent to all shareholders and will be available to the public at the Company’s registered office at The Heath Business and Technical Park, Runcorn, Cheshire, WA7 4QF.